

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 29, 2017

Via E-Mail
Michael J. Sena
Chief Financial Officer
HC2 Holdings, Inc.
450 Park Avenue
30th Floor
New York, NY 10022

>   **Re: HC2 Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 9, 2017**
>   **File No. 1-35210**

Dear Mr. Sena:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 17
We are subject to risks associated with our international operations, page 23

1. Telecom Argentina S.A.'s 2015 Form 20-F discloses that during 2015, Telecom Argentina sent outgoing traffic to Syria and Sudan mainly through PTGi International Carrier Services and another company. We located a Huawei Marine Networks submarine cable map for Sudan on submarinecablemap.com. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, joint venture partners, or other direct or indirect arrangements, including through your joint ventures with Huawei entities. You should

describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. In June 2016 and December 2016, respectively, the Commerce Department and the Treasury Department's Office of Foreign Assets Control issued subpoenas to Huawei Technologies regarding exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Huawei has been subject to further negative publicity regarding its activities as recently as July 2017. Please address for us the potential for reputational harm from your business with Huawei Marine Networks and Huawei Marine Systems Co. Limited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director